UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

trivago N.V.

(Name of Issuer)

Class A Shares, nominal value of €0.06 per share

(Title of Class of Securities)

89686D105 (for American Depositary Shares, each representing one Class A Share)

(CUSIP Number)

December 31, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 89686D105

1	Name of Reporting Person: Expedia Lodging Partner Services S.à r.l. I.R.S. Identification Number of Above Person (Entities Only): 98-0698903
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Switzerland
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 209,008,088 (1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 209,008,088 (1)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 209,008,088 (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 87.4%(2)
12	Type of Reporting Person OO

(1)	Reflects 209,008,088 Class B shares of the Issuer, with a nominal value of €0.60 per share, beneficially owned by Expedia Lodging Partner Services S.à r.l. (the “Record Shares”). Each Class B share is convertible into one Class A share of the Issuer at any time by the holder thereof, while Class A shares are not convertible into Class B shares under any circumstances.
(2)	Assumes conversion of all Class B shares of the Issuer beneficially owned by the Reporting Persons into Class A shares of the Issuer. The ownership percentage is calculated based on 30,026,635 Class A shares of the Issuer outstanding and 209,008,088 Class B shares of the Issuer outstanding as of December 31, 2016, as reported by the Issuer to the Reporting Persons. The percentage reported does not reflect the ten for one voting power of the Class B shares of the Issuer. Because each Class B share of the Issuer is entitled to ten votes per share and each Class A share of the Issuer is entitled to one vote per share, the Reporting Persons may be deemed to beneficially own equity securities of the Issuer representing approximately 98.6% of the voting power of the Issuer.

CUSIP No. 89686D105

1	Name of Reporting Person: Expedia, Inc. I.R.S. Identification Number of Above Person (Entities Only): 20-2705720
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 209,008,088 (3)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 209,008,088 (3)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 209,008,088 (3)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 87.4%(4)
12	Type of Reporting Person CO

(3)	See footnote 1 for a description of the shares of Class B shares of the Issuer held of record by Expedia Lodging Partner Services S.à r.l, which is an indirect wholly owned subsidiary of Expedia, Inc. Thus, Expedia, Inc. has ultimate voting and investment power over Expedia Lodging Partner Services S.à r.l. Therefore, Expedia, Inc. may be deemed to beneficially own the Record Shares.
(4)	See footnote 2.

Item 1(a).	Name of Issuer.

trivago N.V. (the “Issuer”).

Item 1(b).	Address of Issuer’s Principal Executive Offices.

The principal executive offices of the Issuer are located at Bennigsen-Platz 1, 40474 Düsseldorf, Germany.

Item 2(a).	Names of Persons Filing.

This Schedule 13G is filed on behalf of Expedia, Inc. (“Expedia”) and Expedia Lodging Partner Services S.à r.l. (“LPS”) (each, a “Reporting Person” and together, the “Reporting Persons”). Expedia and LPS constitute a “group” for purposes of Rule 13d-5 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), with respect to their respective beneficial ownership of Class A shares and are collectively referred to as the “Reporting Group.”

Item 2(b).	Address or Principal Business Office or, if none, Residence.

Expedia, Inc.

333 108th Avenue NE,

Bellevue, WA 98004

Expedia Lodging Partner Services S.à r.l.

rue du 31 décembre 40-42 et 44-46

Geneva, 1207

Switzerland

Item 2(c).	Citizenship.

Expedia is organized under the laws of the state of Delaware. LPS is organized under the laws of Switzerland.

Item 2(d).	Title of Class of Securities.

Class A shares

Item 2(e).	CUSIP Number.

89686D105

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-3(b) or (c), check whether the person filing is a:

	☒	Not Applicable

(a)	☐	Broker or dealer registered under section 15 of the Act;

(b)	☐	Bank as defined in section 3(a)(6) of the Act;

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act;

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

Item 4.	Ownership:

(a) Amount beneficially owned:

See the Cover Page for each of the Reporting Persons and Exhibit 2.

(b) Percent of class:

See Item 11 of the Cover Page of each of the Reporting Persons, which is based upon Item 9 of the Cover Page of each of the Reporting Persons.

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote

See Item 5 of the Cover Page of each of the Reporting Persons.

(ii) Shared power to vote or to direct the vote

See Item 6 of the Cover Page of each of the Reporting Persons.

(iii) Sole power to vote or to direct the vote

See Item 7 of the Cover Page of each of the Reporting Persons.

(iv) Shared power to dispose or to direct the disposition of

See Item 8 of the Cover Page of each of the Reporting Persons.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

See Exhibit 2.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2017	EXPEDIA LODGING PARTNER SERVICES S.À R.L.

	By:	/s/ Robert J. Dzielak
	Name:	Robert J. Dzielak
	Title:	Gerant

EXPEDIA, INC.

	By:	/s/ Robert J. Dzielak
	Name:	Robert J. Dzielak
	Title:	Executive Vice President, General Counsel and Secretary

EXHIBIT INDEX

Exhibit 1. Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Exhibit 2. Members of Filing Group.